EXHIBIT 99.1

HEXO Corp Announces Repayment of 8.0% Unsecured Convertible Debentures

Repayment strengthens HEXO’s balance sheet and positions it for sustainable growth

This news release constitutes a “designated news release” for the purposes of HEXO’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, Dec. 06, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company”), a leading producer of high-quality cannabis products, today announced that it has repaid the total outstanding principal amount of the Company’s 8% unsecured convertible debentures issued December 5, 2019, which matured on December 5, 2022 in the amount of C$40.14 million together with all accrued and unpaid interest.

“Repaying this debt marks a key milestone as we continue to build investor confidence,” said Charlie Bowman, CEO of HEXO. “Over the past six months, our aggressive cost cutting strategy has reduced our overall debt and improved our balance sheet, positioning HEXO for sustainable growth and long-term financial success."

Forward-Looking Statement

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason. The following press release should be read in conjunction with the management’s discussion and analysis (“MD&A”) and consolidated financial statements and notes thereto as at and for the year ended July 31, 2022. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2022 dated October 31, 2022.

About HEXO Corp.
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada and Israel. With the completion of HEXO's acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For HEXO media or investor inquiries please contact:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com